SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of September, 2007

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential plc Group FD



For Immediate release

PRUDENTIAL PLC ANNOUNCES THE FOLLOWING CHANGES TO ITS BOARD


The Board of Prudential Plc ("Prudential") is pleased to announce the appointment of Tidjane Thiam as Group Finance Director as successor to Philip Broadley.

Tidjane is expected to join the Prudential Board in April 2008 as an Executive Director.

Tidjane joins from Aviva where he is currently Chief Executive Officer, Europe. He has also held the positions of Group Strategy and Development Director and Managing Director, Aviva International. Prior to Aviva, Tidjane was a partner with McKinsey & Company in France and Minister of Planning and Development of Cote D'Ivoire.

To ensure a smooth handover of responsibilities, Philip will remain on the Board until the Annual General Meeting on 15 May 2008 and be responsible for the 2007 financial statements. Philip will leave the Group on 31 May 2008.


Commenting, Mark Tucker, Group Chief Executive, said:

"I am truly delighted to welcome Tidjane to Prudential. Tidjane's diverse background and experience mean that he is well-suited to help lead Prudential to the next stage of its development. He is widely respected in the industry and has a great reputation for optimising performance and value. I look forward to the strong contribution he will make to the Board.

"I am very sorry Philip is leaving us. He will do so after eight years, during which time he has made a great contribution to Prudential and been a valued partner to me as Group Chief Executive. We wish him all the very best for the future. I am pleased that we have managed to have such a well defined and smooth transition plan."


Commenting, Philip Broadley said:

"I have really enjoyed my time at Prudential, working with a talented group of colleagues. Next year I will have completed eight years as Group Finance Director and it is the right time to look for fresh challenges."


Commenting, Tidjane Thiam said:

"I am delighted to be joining Prudential at this time of rapid growth. Prudential is one of the best performing players in the industry with an outstanding team and a great outlook."


ENDS


Enquiries:

Media            Investors/Analysts

Jon Bunn         020 7548 3559      James Matthews  020 7548 3561
Claire Glover    020 7548 2007



Notes to Editor:

1.  About Tidjane Thiam

Tidjane Thiam, 45, joins Prudential from Aviva where he was Chief Executive Officer, Aviva Europe. Previously Mr Thiam's roles included Group Strategy and Development Director. He joined Aviva in 2002 and is also a Non Executive Director of ARKEMA, a French listed Petrochemical business.

Prior to joining Aviva, Mr Thiam enjoyed a career in Paris with McKinsey & Co (France), most recently as a Partner and a leader of McKinsey's Financial Institution Group in France.

Mr Thiam was CEO of the National Bureau for Technical Studies in the Ivory Coast and Minister of Planning and Development.

He is a French citizen and he is a graduate of INSEAD - Institut Europeen d'Administration des Affaires, Fontainebleau, MBA, 1988 (Dean's list). He also graduated from Ecole Nationale Superieure des Mines de Paris in 1986 and Ecole Polytechnique in 1984.

He is a member of Council of ODI (Overseas Development Institute) and has been appointed by Kofi Annan (Chairman) to be a Member of the Africa Progress Panel.


Awards

2007:  INSEAD alumnus of the year.
1999: Nominated member of the "Dream Cabinet" awarded by the World Economic Forum every year to 12 ministers with outstanding achievement.

He currently resides in London with his wife and two sons.


2.  About Prudential

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP257 billion in assets under management as at 30 June 2007. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 September 2007

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations